Exhibit 99.1

Viomi Technology Co., Ltd Reports Fourth Quarter and Full Year 2021 Unaudited Financial Results

Fourth quarter net revenues exceeded the previous guidance

Fourth quarter gross margin continued to improve, reaching 25.6% from 23.5% a year ago

GUANGZHOU, China, March 28, 2022 -- Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter 2021 Financial and Operating Highlights

•	Net revenues reached RMB1,332.8 million (US$209.1 million), compared to RMB1,889.0 million for the fourth quarter of 2020.
•	Gross margin increased to 25.6% from 23.5% for the fourth quarter of 2020.
•	Net income attributable to ordinary shareholders of the Company was RMB22.7 million (US$3.6 million).
•	Non-GAAP net income attributable to ordinary shareholders of the Company[1] was RMB33.5 million (US$5.3 million).
•

Number of cumulative household users reached approximately 6.6 million, compared to approximately 6.3 million as of the end of the third quarter of 2021 and approximately 5.1 million as of the end of the fourth quarter of 2020.

•	Percentage of household users with at least two connected products reached 21.5%, compared to 21.1% as of the end of the third quarter of 2021 and 20.0% as of the end of the fourth quarter of 2020.

Full Year 2021 Financial and Operating Highlights

•	Net revenues reached RMB5,303.8 million (US$832.3 million), compared to RMB5,825.6 million for 2020.
•	Gross margin increased to 22.6% from 18.6% for 2020.
•	Net income attributable to ordinary shareholders of the Company was RMB88.6 million (US$13.9 million).
•	Non-GAAP net income attributable to ordinary shareholders of the Company was RMB136.0 million (US$21.3 million).

“In the past few months, we continued to enhance our one-stop IoT home solutions, with an increasing sales contribution from our high-end products. Thanks to our ongoing product portfolio adjustments, we achieved a gross margin of 25.6% for the fourth quarter, maintaining a consecutive year-over-year growth since the fourth quarter of 2020 and once again demonstrating the strengths of our product lineup and growing brand recognition,” said Mr. Xiaoping Chen, Founder and Chief Executive Officer of Viomi.

[1]

“Non-GAAP net income attributable to ordinary shareholders of the Company” is defined as net income attributable to ordinary shareholders of the Company excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

“At our strategic new product launch event in March 2022, we introduced our upgraded one-stop IoT home solution, ‘1=N44,’ which includes (i) the comprehensive product portfolio of smart home appliances and home devices across home scenarios; (ii) four major smart home capabilities supported by HomeMap, our whole-home visualization technology, including automatic networking, active intelligence, spatial awareness and natural interactions; and (iii) additional four services for our users, such as smart home solution design, OTA upgrades, a membership system and value-added services. Furthermore, we enriched our bundled smart home solution offerings with packages designed for various types of households, including our RMB60,000 – RMB80,000 Super packages for large apartments worth over one million RMB, our RMB200,000 Space packages for penthouses, and our RMB300,000 Royal series for houses valued at over one hundred million RMB, which we believe can collectively deliver a premium customized AI experience for the high-end market.”

“As a pioneer in one-stop IoT home solutions, we view our products as the carrier that can bring an upgraded whole-home IoT experience and we optimize product functionalities through software and AI application. At the March event we also introduced a series of high-end products with our currently most advanced AI technology, underscoring our ‘trending technology’ branding positioning. These new products include our all-space AI air conditioner Space Pro, which utilizes active manganese to help remove formaldehyde; Boss, our AI business refrigerator equipped with 3D somatosensory sensors; Super 2, our 2000G large-flux water purifier, which uses ultra-micro bubbles to remove agricultural residues; and a new series of smart home devices such as HomePad Plus, our AI screen-based control interface and Cyber 2T, our smart lock with 3D facial recognition and video functions. We also launched several new products under our premium brand coKiing, including the Royal Pro series of double-screen refrigerators and AI twin-tub washing machines, as well as the Royal series of AI dishwashers featuring ionic sterilization and AI laser interactive smart screens.”

“Beyond these new products, we also continued to execute our ‘larger store, better merchant’ channel strategy. We are opening additional immersive offline stores encompassing over 200 or 300 square meters in tier-one, new tier-one and tier-two cities to enhance our ‘trending technology’ branding positioning as well as provide our customers with a more comprehensive, premium smart home experience,” Mr. Chen added.

“Moreover, we optimized our product portfolio on new content channels and continued to improve our brand marketing during the quarter. Following the establishment of a dedicated content marketing and sales team for new channels such as Pinduoduo and Douyin last year, we have continually refined our product categories on these channels by adding products with mid- and high-end positioning or high gross margins. We also continued to strengthen our ‘trending technology’ brand awareness and increase our exposure on these new channels through key opinion leaders (“KOL”) live streaming and recommendations, as well as other marketing activities.”

“In addition, we also had some progresses on our overseas market business. In the fourth quarter, we entered into markets in Singapore, Germany, Italy and other countries. Further, our cooperation with international sales agents has been fruitful, leading to new partnerships with large-scale agents in northern Europe and Germany, among others. We also extended our self-operated model to new overseas markets. Besides the U.S. Amazon store we launched last August, we just opened a self-operated Amazon store in Italy in March 2022, with additional self-operated European Amazon stores to come into service in the coming months.”

Mr. Chen concluded, “By strategically shifting from ‘selling products’ to ‘selling solutions,’ we believe we have pioneered a new business model in the smart home industry while improving our smart products, IoT capabilities and services for our one-stop IoT home solutions. We have also strengthened our ‘trending technology’ branding as we enter the high-end market. Looking into this year, we will increase our investments in marketing and channels to promote our strategic products and brand recognition. Meanwhile, we will also continue to optimize our product lines and upgrade our technology, achieving healthy, long-term growth.”

Fourth Quarter 2021 Financial Results

REVENUE

Net revenues were RMB1,332.8 million (US$209.1 million), compared to RMB1,889.0 million for the fourth quarter of 2020. Net revenues exceeded the Company’s previous guidance. The year-over-year decrease was mainly due to (i) the continued significant decrease in sales of Xiaomi-branded sweeper robots; (ii) product portfolio adjustments for margin expansion in other categories; and (iii) the overall weaker consumer demands for certain categories.

-

IoT @ Home portfolio. Revenues from IoT @ Home portfolio decreased by 37.9% to RMB692.0 million (US$108.6 million) from RMB1,114.6 million for the fourth quarter of 2020. The decline was primarily due to the decrease in sales of Xiaomi-branded sweeper robots and the continued product portfolio adjustments for margin expansion in some categories, both contributing to the overall gross margin improvement for IoT @ Home portfolio.

-

Home water solutions. Revenues from home water solutions decreased by 27.5% to RMB263.3 million (US$41.3 million) from RMB363.0 million for the fourth quarter of 2020. The decline was primarily due to weaker consumer demands for the overall industry during the quarter, as well as a product portfolio adjustment involving a decrease in small-flux water purifiers. As a result of the product portfolio adjustments, the Company once again achieved year-over-year gross margin recovery for this category.

-

Consumables. Revenues from consumables decreased by 24.8% to RMB120.4 million (US$18.9 million) from RMB160.2 million for the fourth quarter of 2020, primarily due to decreased demands for purifier filter products.

-	Small appliances and others. Revenues from small appliances and others increased by 2.3% to RMB257.1 million (US$40.3 million) from RMB251.2 million for the fourth quarter of 2020.

GROSS PROFIT

Gross profit was RMB341.5 million (US$53.6 million), compared to RMB443.8 million for the fourth quarter of 2020. Gross margin increased to 25.6% from 23.5% for the fourth quarter of 2020, primarily driven by the Company’s continued efforts to shift the business and product mix toward higher gross margin products.

OPERATING EXPENSES

Total operating expenses increased by 2.7% to RMB340.7 million (US$53.5 million) from RMB331.8 million for the fourth quarter of 2020, primarily due to the increase in research and development expenses and general and administrative expenses.

Research and development expenses increased by 5.1% to RMB97.8 million (US$15.3 million) from RMB93.1 million for the fourth quarter of 2020, mainly due to the increase in research and development experts and related salaries and expenses.

Selling and marketing expenses decreased by 1.2% to RMB214.8 million (US$33.7 million) from RMB217.4 million for the fourth quarter of 2020.

General and administrative expenses increased by 31.4% to RMB28.0 million (US$4.4 million), compared to RMB21.3 million for the fourth quarter of 2020, primarily due to the increase in related personnel salaries and expenses.

INCOME FROM OPERATIONS

Income from operations was RMB9.1 million (US$1.4 million), compared to income from operations of RMB126.3 million for the fourth quarter of 2020.

Non-GAAP operating income2, which excludes the impact of share-based compensation expenses, was RMB19.9 million (US$3.1 million), compared to non-GAAP income from operations of RMB131.2 million for the fourth quarter of 2020.

NET INCOME

Net income attributable to ordinary shareholders of the Company was RMB22.7 million (US$3.6 million), compared to net income attributable to ordinary shareholders of the Company of RMB110.6 million for the fourth quarter of 2020.

Non-GAAP net income attributable to ordinary shareholders of the Company was RMB33.5 million (US$5.3 million), compared to non-GAAP net income attributable to ordinary shareholders of the Company of RMB115.5 million for the fourth quarter of 2020.

BALANCE SHEET

As of December 31, 2021, the Company had cash and cash equivalents of RMB587.0 million (US$92.1 million), restricted cash of RMB35.8 million (US$5.6 million), short-term deposits of nil and short-term investments of RMB828.9 million (US$130.1 million), compared to RMB504.1 million, RMB70.6 million, nil and RMB696.1 million, respectively, as of December 31, 2020.

[2]

“Non-GAAP operating income” is defined as income from operation excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

Full Year 2021 Financial Results

REVENUE

Net revenues were RMB5,303.8 million (US$832.3 million), compared to RMB5,825.6 million for 2020.

-	IoT @ Home portfolio. Revenues from IoT @ Home portfolio decreased by 7.4% to RMB3,401.0 million (US$533.7 million) from RMB3,671.7 million for 2020.

-	Home water solutions. Revenues from home water solutions decreased by 15.9% to RMB742.9 million (US$116.6 million) from RMB883.3 million for 2020.

-	Consumables. Revenues from consumables decreased by 4.1% to RMB367.0 million (US$57.6 million) from RMB382.9 million for 2020.

-	Small appliances and others. Revenues from small appliances and others decreased by 10.7% to RMB792.9 million (US$124.4 million) from RMB887.7 million for 2020.

GROSS PROFIT

Gross profit was RMB1,198.1 million (US$188.0 million), compared to RMB1,083.0 million for 2020. Gross margin improved to 22.6% from 18.6% a year ago.

OPERATING EXPENSES

Total operating expenses increased by 24.6% to RMB1,160.5 million (US$182.1 million) from RMB931.8 million for 2020.

Research and development expenses increased by 17.4% to RMB311.8 million (US$48.9 million) from RMB265.7 million for 2020.

Selling and marketing expenses increased by 25.8% to RMB751.0 million (US$117.9 million) from RMB597.2 million for 2020.

General and administrative expenses increased by 41.8% to RMB97.7 million (US$15.3 million), compared to RMB68.9 million for 2020.

INCOME FROM OPERATIONS

Income from operations was RMB64.7 million (US$10.1 million), compared to income from operations of RMB184.0 million for 2020.

Non-GAAP operating income, which excludes the impact of share-based compensation expenses, was RMB112.1 million (US$17.6 million), compared to non-GAAP income from operations of RMB256.2 million for 2020.

NET INCOME

Net income attributable to ordinary shareholders of the Company was RMB88.6 million (US$13.9 million), compared to net income attributable to ordinary shareholders of the Company of RMB173.3 million for 2020.

Non-GAAP net income attributable to ordinary shareholders of the Company was RMB136.0 million (US$21.3 million), compared to non-GAAP net income attributable to ordinary shareholders of the Company of RMB245.5 million for 2020.

OUTLOOK

For the first quarter of 2022, the Company currently expects:

-	Net revenues to be between RMB680 million and RMB730 million.

The Company estimates that the year-over-year change in revenue will be mainly due to the high base effect of Xiaomi-branded sweeper robot business for the first quarter of 2021, which the Company has then subsequently scaled back that business, as well as the overseas market impact in the first quarter of 2022.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, all of which are subject to change.

Conference Call

The Company’s management will host a conference call at 8:00 a.m. Eastern Time on Monday, March 28, 2022 (8:00 p.m. Beijing/Hong Kong time on March 28, 2022) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States (Toll Free):	+1 888-346-8982
International:	+1 412-902-4272
Hong Kong (Toll Free):	800-905-945
Hong Kong	+852 3018-4992
Mainland China (Toll Free):	400-120-1203
Conference ID:	1616827

A telephone replay will be available one hour after the call until April 4, 2022 by dialing:

United States:	+1 877-344-7529
International:	+1 412-317-0088
Replay Access Code:	1616827

Additionally, a live and archived webcast of the conference call will be available at http://ir.viomi.com.

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income, non-GAAP net income, non-GAAP net income  attributable to the Company, non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net income per ordinary share and non-GAAP basic and diluted net income per American depositary share (“ADS”), which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income is income from operations excluding share-based compensation expenses. Non-GAAP net income is net income excluding share-based compensation expenses. Non-GAAP net income attributable to the Company is net income attributable to the Company excluding share-based compensation expenses. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net income per ADS. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of the Company’s non-GAAP financial measures to the most directly comparable GAAP measures are included at the end of this press release.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.3726 to US$1.00, the effective noon buying rate for December 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for December 31, 2021, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to Fourth parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies and relevant regulatory environment relating to the Company’s industry and/or aspects of the business operations and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Cecilia Li

E-mail: ir@viomi.com.cn

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: viomi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	504,108	586,955	92,106
Restricted cash	70,601	35,831	5,623
Short-term investments	696,051	828,867	130,067
Accounts and notes receivable from third parties (net of allowance of RMB9,246 and RMB34,385 as of December 31, 2020 and 2021, respectively)	427,352	302,336	47,443
Accounts receivable from a related party (net of allowance of RMB61 and RMB368 as of December 31, 2020 and 2021, respectively)	609,094	320,939	50,362
Other receivables from related parties (net of allowance of RMB9 and RMB104 as of December 31, 2020 and 2021, respectively)	88,038	88,367	13,867
Inventories	439,375	576,351	90,442
Prepaid expenses and other current assets	87,280	156,127	24,500
Long-term deposits-current portion	10,000	50,000	7,846

Total current assets	2,931,899	2,945,773	462,256

Non-current assets
Prepaid expenses and other non-current assets	19,803	27,321	4,287
Property, plant and equipment, net	72,436	145,993	22,909
Deferred tax assets	14,189	35,304	5,540
Intangible assets, net	7,681	12,176	1,911
Right-of-use assets, net	20,529	18,425	2,891
Land use rights, net	62,982	61,722	9,686
Long-term deposits-non-current portion	50,000	30,000	4,708

Total non-current assets	247,620	330,941	51,932

Total assets	3,179,519	3,276,714	514,188

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	1,001,371	1,069,108	167,766
Advances from customers	112,613	99,632	15,634
Amount due to related parties	124,192	5,415	850
Accrued expenses and other liabilities	335,488	365,249	57,316
Income tax payables	50,962	43,343	6,801
Lease liabilities due within one year	9,481	11,312	1,775
Deferred revenue	-	469	74
Total current liabilities	1,634,107	1,594,528	250,216

Non-current liabilities
Accrued expenses and other liabilities	3,400	7,558	1,186
Long-term borrowing	-	16,105	2,527
Lease liabilities	11,693	7,596	1,192
Total non-current liabilities	15,093	31,259	4,905

Total liabilities	1,649,200	1,625,787	255,121

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 104,163,686 and 105,516,779 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 103,554,546 and 103,214,547 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	6	6	1
Treasury stock	(54,600)	(66,668)	(10,462)
Additional paid-in capital	1,278,004	1,337,281	209,849
Retained earnings	363,051	449,900	70,599
Accumulated other comprehensive loss	(59,384)	(73,120)	(11,474)

Total equity attributable to shareholders of the Company	1,527,083	1,647,405	258,514

Non-controlling interests	3,236	3,522	553

Total shareholders’ equity	1,530,319	1,650,927	259,067

Total liabilities and shareholders’ equity	3,179,519	3,276,714	514,188

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Year Ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
A related party	1,046,628	549,518	86,231	2,889,441	2,295,569	360,225
Third parties	842,382	783,295	122,916	2,936,183	3,008,266	472,063
Total net revenues	1,889,010	1,332,813	209,147	5,825,624	5,303,835	832,288

Cost of revenues (including RMB79,285, RMB10,934, RMB454,432 and RMB29,096 with related parties for the three months ended December 31, 2020 and 2021 and for the twelve months ended December 31,2020 and 2021, respectively)	(1,445,245)	(991,327)	(155,561)	(4,742,668)	(4,105,767)	(644,285)

Gross profit	443,765	341,486	53,586	1,082,956	1,198,068	188,003

Operating expenses(1)
Research and development expenses (including RMB621, RMB1,250, RMB1,915 and RMB3,484 with a related party for the three months ended December 31, 2020 and 2021 and for the twelve months ended December 31, 2020 and 2021, respectively)	(93,075)	(97,796)	(15,346)	(265,680)	(311,786)	(48,926)
Selling and marketing expenses (including RMB44,595, RMB30,177, RMB97,223 and RMB102,789 with related parties for the three months ended December 31, 2020 and 2021 and for the twelve months ended December 31, 2020 and 2021, respectively)	(217,352)	(214,846)	(33,714)	(597,176)	(751,011)	(117,850)
General and administrative expenses	(21,344)	(28,040)	(4,400)	(68,914)	(97,730)	(15,336)

Total operating expenses	(331,771)	(340,682)	(53,460)	(931,770)	(1,160,527)	(182,112)

Other income, net	14,297	8,268	1,297	32,795	27,128	4,257

Income (loss) from operations	126,291	9,072	1,423	183,981	64,669	10,148

Interest income and short-term investment income, net	9,550	10,442	1,639	31,968	28,589	4,486
Other non-operating income	554	592	93	1,818	1,372	215

Income before income tax expenses	136,395	20,106	3,155	217,767	94,630	14,849

Income tax (expenses) credits	(25,191)	2,139	336	(43,321)	(5,739)	(901)

Net income	111,204	22,245	3,491	174,446	88,891	13,948

Less: Net income (loss) attributable to the non-controlling interest shareholder	633	(435)	(68)	1,122	286	45

Net income attributable to ordinary shareholders of the Company	110,571	22,680	3,559	173,324	88,605	13,903

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Year Ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to the Company	110,571	22,680	3,559	173,324	88,605	13,903

Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(25,757)	(8,948)	(1,404)	(40,239)	(13,736)	(2,155)

Total comprehensive income attributable to the Company	84,814	13,732	2,155	133,085	74,869	11,748

Net income per ADS*
-Basic	1.60	0.32	0.05	2.49	1.27	0.20
-Diluted	1.53	0.32	0.05	2.41	1.20	0.19

Weighted average number of ADS used in calculating net income per ADS
-Basic	69,281,941	70,106,731	70,106,731	69,604,016	69,850,607	69,850,607
-Diluted	72,417,910	71,931,462	71,931,462	71,874,591	73,578,666	73,578,666

Net income per share attributable to ordinary shareholders of the Company
-Basic	0.53	0.11	0.02	0.83	0.42	0.07
-Diluted	0.51	0.11	0.02	0.80	0.40	0.06

Weighted average number of ordinary shares used in calculating net income per share
-Basic	207,845,824	210,320,194	210,320,194	208,812,049	209,551,821	209,551,821
-Diluted	217,253,730	215,794,387	215,794,387	215,623,773	220,735,997	220,735,997

*Each ADS represents 3 ordinary shares.

(1) Share-based compensation was allocated in operating expenses as follows:

	Three Months Ended			Twelve Months Ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses	(3,753)	2,140	336	11,303	9,130	1,433
Research and development expenses	5,847	7,979	1,252	49,996	32,609	5,117
Selling and marketing expenses	2,861	662	104	10,904	5,666	889

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Year Ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Income (loss) from operations	126,291	9,072	1,423	183,981	64,669	10,148
Share-based compensation expenses	4,955	10,781	1,692	72,203	47,405	7,439

Non-GAAP operating income	131,246	19,853	3,115	256,184	112,074	17,587

Net income	111,204	22,245	3,491	174,446	88,891	13,948
Share-based compensation expenses	4,955	10,781	1,692	72,203	47,405	7,439

Non-GAAP net income	116,159	33,026	5,183	246,649	136,296	21,387

Net income attributable to the Company	110,571	22,680	3,559	173,324	88,605	13,903
Share-based compensation expenses	4,955	10,781	1,692	72,203	47,405	7,439

Non-GAAP net income attributable to the Company	115,526	33,461	5,251	245,527	136,010	21,342

Net income attributable to ordinary shareholders	110,571	22,680	3,559	173,324	88,605	13,903
Share-based compensation expenses	4,955	10,781	1,692	72,203	47,405	7,439

Non-GAAP net income attributable to ordinary shareholders	115,526	33,461	5,251	245,527	136,010	21,342

Non-GAAP net income per ADS
-Basic	1.67	0.48	0.07	3.53	1.95	0.31
-Diluted	1.60	0.47	0.07	3.42	1.85	0.29

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
-Basic	69,281,941	70,106,731	70,106,731	69,604,016	69,850,607	69,850,607
-Diluted	72,417,910	71,931,462	71,931,462	71,874,591	73,578,666	73,578,666

Non-GAAP net income per ordinary share
-Basic	0.56	0.16	0.02	1.18	0.65	0.10
-Diluted	0.53	0.16	0.02	1.14	0.62	0.10

Weighted average number of ordinary shares used in calculating Non-GAAP net income per share
-Basic	207,845,824	210,320,194	210,320,194	208,812,049	209,551,821	209,551,821
-Diluted	217,253,730	215,794,387	215,794,387	215,623,773	220,735,997	220,735,997

Note: The non-GAAP adjustments does not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.